Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 7 DATED JANUARY 15, 2019
TO THE PROSPECTUS DATED APRIL 9, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 9, 2018, as supplemented by Supplement No. 6 dated November 30, 2018, which superseded and replaced all prior supplements to our prospectus. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status and anticipated termination of our public offering;

•
our acquisitions of Lawrenceville MOB II, located in Lawrenceville, Georgia; Mill Creek MOB, located in Mill Creek, Washington; Modesto MOB, located in Modesto, California; and the first tranche of Michigan ALF Portfolio located in Grand Rapids, Holland, Howell, Lansing and Wyoming, Michigan; and

•	the declaration of distributions to our stockholders.

Status and Anticipated Termination of Our Public Offering
We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of Class T common stock and $200,000,000 in shares of Class I common stock in our primary offering. We are also offering up to an aggregate of $150,000,000 in shares of our Class T and Class I common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

As of January 11, 2019, we had received and accepted subscriptions in our offering for 63,516,541 shares of Class T common stock, or approximately $635,642,000, and 4,265,583 shares of Class I common stock, or approximately $40,047,000, excluding shares of our common stock issued pursuant to the DRIP. As of January 11, 2019, approximately $2,164,358,000 in shares of our Class T common stock and $159,953,000 in shares of our Class I common stock remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 15, 2019, or the date on which the maximum offering amount has been sold. We do not anticipate extending our offering beyond February 15, 2019.

All references in our prospectus to the termination date of our offering are hereby supplemented and revised accordingly.

Acquisitions
The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 10 of our prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Acquired Properties” section beginning on page 132 of our prospectus:
Acquired Properties
As of January 11, 2019, we had completed 33 real estate acquisitions whereby we owned 66 properties, comprising 69 buildings, or approximately 3,835,000 square feet of gross leasable area, or GLA, for an aggregate contract purchase price of $821,689,000. Acquisitions completed between November 30, 2018 and January 11, 2019 are listed below:

Acquisition(1)	Type of Property	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Line of Credit and Term Loan(2)	Property Taxes(3)	Location
Lawrenceville MOB II	Medical Office	45,000	100%	12/19/18	$9,999,000	$10,100,000	$77,000	Lawrenceville, GA
Mill Creek MOB	Medical Office	22,000	100%	12/21/18	$8,250,000	$6,200,000	$67,000	Mill Creek, WA
Modesto MOB	Medical Office	57,000	92.1%	12/28/18	$16,000,000	$15,400,000	$125,000	Modesto, CA
Michigan ALF Portfolio(4)	Senior Housing	272,000	100%	12/28/18	$56,000,000	$53,400,000	$502,000	Grand Rapids, Holland, Howell, Lansing and Wyoming, MI
___________

(1)	We own 100% of our properties acquired between November 30, 2018 and January 11, 2019.

(2)
Represents borrowings under our new line of credit and term loan with Bank of America, N.A., KeyBank, National Association, Citizens Bank, National Association, and additional lenders, as previously disclosed in our prospectus, or the 2018 Credit Facility, at the time of acquisition.

(3)	Represents the real estate taxes on our properties for 2017.

(4)
As previously disclosed in our prospectus, Michigan ALF Portfolio is comprised of six senior housing facilities. The five senior housing facilities located in Grand Rapids, Holland, Howell, Lansing and Wyoming, Michigan are the first of the six senior housing facilities under contract to be acquired. We anticipate acquiring the sixth senior housing facility of Michigan ALF Portfolio, located in Grand Rapids, Michigan for $14,000,000 in the first quarter of 2019, although due to the considerable conditions that must be satisfied in order to acquire that property, we cannot give any assurances that the closing of the acquisition will occur within that timeframe, or at all.

We financed the purchases of these properties using the net proceeds from our offering and borrowings under the 2018 Credit Facility as described in the table above. We paid our advisor a base acquisition fee of 2.25% of the aggregate contract purchase price of each property. We also accrued a Contingent Advisor Payment of 2.25% of the aggregate contract purchase price of each property, which shall be paid to our advisor subject to the satisfaction of certain conditions as described more fully in our prospectus. American Healthcare Investors or its designated personnel provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to each of these properties, except with respect to the first tranche of the Michigan ALF Portfolio, for which American Healthcare Investors or its designated personnel receive a property management oversight fee of 1.0% of the gross monthly cash receipts. Among other things, American Healthcare Investors or its designated personnel have the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to authorize payment of property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of these property acquisitions in accordance with the compensation provisions described in our prospectus.
Declaration of Distributions
The third paragraph of the “Prospectus Summary — Distribution Policy” section on page 25 of our prospectus and the ninth paragraph of the “Description of Capital Stock — Distribution Policy” section beginning on page 196 of our prospectus are superseded in their entirety as follows:
On June 28, 2016, our board of directors authorized a daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on July 1, 2016 and ending on September 30, 2016 and to our Class I stockholders of record as of the close of business on each day of the period commencing on the date that the first Class I share was sold and ending on September 30, 2016. Subsequently, our board of directors authorized on a quarterly basis, a daily distribution to our Class T and Class I stockholders of record as of the close of business on each day of the quarterly periods commencing on October 1, 2016 and ending on March 31, 2019. The daily distributions were or will be calculated based on 365 days in the calendar year and are equal to $0.001643836 per share of our Class T and Class I common stock, which is equal to an annualized distribution of $0.60 per share. These distributions were or will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears, only from legally available funds.

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